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                             January 20, 2022

       Harrison Gross
       Chief Executive Officer
       Innovative Eyewear, Inc.
       8101 Biscayne Blvd., Suite 705
       Miami, Florida, 33138

                                                        Re: Innovative Eyewear,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 10,
2021
                                                            File No. 333-261616

       Dear Mr. Gross:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Underwriting
       Representative's Warrants, page 107

   1. Please revise here and on page 93 to disclose the number of warrants that you will be selling to the
underwriters of the offering.
       General

   2. We refer to comment 21 from our letter dated November 18, 2021. We further note your disclosure on pages 10
and 87 indicating that Lucyd Ltd. will own more than 50% of your outstanding common
stock following the offering. As such, please advise whether you will be a controlled
company under Nasdaq rules. If so, please include appropriate disclosure on the
prospectus cover page and in the Prospectus Summary, provide risk
 Harrison Gross
Innovative Eyewear, Inc.
January 20, 2022
Page 2
      factor disclosure of this status and disclose the corporate governance exemptions available to a controlled company. To the extent you will be a controlled company, the cover page and Prospectus Summary disclosure should include the identity of your controlling stockholder, the amount of voting power the controlling stockholder will own following the completion of the offering and whether you intend to rely on any exemptions from the corporate governance requirements that are available to controlled companies.

       You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameHarrison Gross
                                                           Division of
Corporation Finance
Comapany NameInnovative Eyewear, Inc.
                                                           Office of Life
Sciences
January 20, 2022 Page 2
cc:       Sarah W. Williams, Esq.
FirstName LastName